Exhibit 99.2

CHINA YUCHAI INTERNATIONAL LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS

For the first half-years ended June 30, 2025 and 2024

(RMB and US$ amounts expressed in thousands, except per share data)

	First Half of 2025		First Half of 2024
	RMB’000	US$’000	RMB’000	US$’000
Revenue	13,806,167	1,928,613	10,306,424	1,439,726
Cost of sales*	(11,966,703)	(1,671,654)	(8,894,379)	(1,242,475)
Gross profit	1,839,464	256,959	1,412,045	197,251
Other operating income, net	221,436	30,933	174,110	24,322
Research and development expenses	(476,693)	(66,590)	(393,560)	(54,977)
Selling, general and administrative expenses*	(962,491)	(134,452)	(755,701)	(105,565)
Operating profit	621,716	86,850	436,894	61,031
Finance costs	(32,194)	(4,497)	(40,925)	(5,717)
Share of results of associates and joint ventures	61,407	8,578	43,075	6,017
Profit before tax	650,929	90,931	439,044	61,331
Income tax expense	(116,159)	(16,226)	(102,441)	(14,310)
Profit for the period	534,770	74,705	336,603	47,021
Attributable to:
Equity holders of the Company	365,790	51,100	240,330	33,572
Non-controlling interests	168,980	23,605	96,273	13,449
	534,770	74,705	336,603	47,021
Net earnings per share
- Basic	9.75	1.36	5.88	0.82
- Diluted	9.75	1.36	5.88	0.82
Unit Sales	250,396		192,743

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CHINA YUCHAI INTERNATIONAL LIMITED

SELECTED UNAUDITED CONSOLIDATED FINANCIAL POSITION ITEMS

For the periods ended June 30, 2025 and December 31, 2024

(RMB and US$ amounts expressed in thousands)

	June 30, 2025 (Unaudited)		December 31, 2024 (Audited)
	RMB’000	US$’000	RMB’000
Cash and bank balances	7,836,207	1,094,656	6,433,593
Trade and bills receivables	12,745,962	1,780,510	8,809,068
Inventories	4,692,035	655,440	4,654,448
Trade and bills payables	11,917,487	1,664,779	8,499,755
Short-term and long-term loans and borrowings	2,180,150	304,550	2,509,800
Equity attributable to equity holders of the Company	9,403,187	1,313,551	9,164,625

*Comparatives

Management has reclassified assurance-type warranty expenses from selling and distribution (within selling, general and administrative expenses) to cost of sales. The comparative figures in the Income Statement for the six months ended June 30, 2024, have been adjusted to conform with the current presentation. The changes to 1H 2024 comparatives have no impact on the operating profit for the period of the Group, its financial position or cash flows.

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